Exhibit 99.6
Satyam Computer Services Limited
IFRS Consolidated Interim Financial Statements
(unaudited)
September 30, 2008

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Consolidated interim balance sheet

		As at September 30,		As at March 31,
	Note	2008	2007	2008
		(unaudited)	(unaudited)	(audited)

ASSETS
Non-current assets
Premises and equipment	6	241.2	186.6	219.7
Intangible assets	7	110.8	43.3	47.5
Investments in joint ventures	8.2	4.1	4.7	4.9
Investments in bank deposits		0.1	874.8	—
Deferred income tax assets	10	32.1	25.3	29.3
Derivative financial instruments		—	8.4	0.3
Trade and other receivables	11	49.2	23.6	38.2

		437.5	1,166.7	339.9

Current assets
Trade and other receivables	11	633.6	534.2	598.8
Unbilled revenue		53.9	67.8	81.5
Derivative financial instruments		—	27.6	—
Investments in bank deposits		795.0	—	894.8
Cash and cash equivalents	12	433.4	164.3	290.5

		1,915.9	793.9	1,865.6

Total assets		2,353.4	1,960.6	2,205.5

EQUITY
Capital and reserves attributable to equity holders of the company
Ordinary shares	13	33.3	33.0	33.1
Shares subscribed but unissued		0.6	1.1	0.5
Share premium		348.1	317.1	329.1
Treasury shares		(1.1)	(1.2)	(1.1)
Share-based payment reserve	14	56.4	51.2	57.1
Retained earnings		1,447.9	1,024.9	1,231.8
Currency translation reserve		(118.3)	161.1	149.3

		1,766.9	1,587.2	1,799.8
Minority interest		—	—	—

Total equity		1,766.9	1,587.2	1,799.8

LIABILITIES
Non-current liabilities
Borrowings	16	18.5	24.7	24.8
Derivative financial instruments		10.4	—	—
Retirement benefit obligations	17	15.8	12.7	14.6
Other non-current liabilities		14.4	—	1.1
Deferred income tax liabilities	10	9.9	14.1	11.7

		69.0	51.5	52.2

Current liabilities
Preference shares of subsidiary	15	—	—	—
Trade and other payables	18	164.6	93.3	119.4
Unearned revenue		34.5	35.2	33.1
Current income tax liabilities		32.1	28.3	30.0
Other current liabilities		93.5	102.9	95.5
Retirement benefit obligations	17	50.2	38.6	43.6
Borrowings	16	80.1	23.6	29.3
Derivative financial instruments		62.5	—	2.6

		517.5	321.9	353.5

Total liabilities		586.5	373.4	405.7

Total equity & liabilities		2,353.4	1,960.6	2,205.5

The accompanying notes form an integral part of these consolidated interim financial statements

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Consolidated interim income statement

		Three months ended		Six months ended		Year ended
		September 30,		September 30,		March 31,
	Note	2008	2007	2008	2007	2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenue		652.2	509.6	1,289.5	961.9	2,138.1
Cost of revenue	19	(395.4)	(332.5)	(779.3)	(621.4)	(1,357.3)

Gross profit		256.8	177.1	510.2	340.5	780.8

Selling, general and administrative expenses	19	(124.8)	(89.6)	(241.2)	(162.6)	(369.3)
Gain/(loss) on foreign exchange fluctuation		39.4	0.4	85.2	(21.0)	(8.9)
Other income/ (expense)	22	(36.0)	11.7	(90.7)	34.2	11.2

Operating profit		135.4	99.6	263.5	191.1	413.8

Finance income	21	15.5	16.8	31.7	33.2	67.4
Finance costs	21	(4.3)	(2.9)	(5.6)	(3.7)	(7.0)

Finance income, net		11.2	13.9	26.1	29.5	60.4
Share of profits/(losses) in joint ventures	8.2	0.1	—	0.2	—	0.1

Profit before income tax		146.7	113.5	289.8	220.6	474.3
Income tax expense	23	(14.6)	(14.0)	(28.8)	(26.0)	(52.5)

Profit for the period		132.1	99.5	261.0	194.6	421.8

Attributable to:
Equity holders of the company		132.1	99.5	261.0	194.6	421.8
Minority interest		—	—	—	—	—

		132.1	99.5	261.0	194.6	421.8

Earnings per share:
Basic		0.20	0.15	0.39	0.29	0.63
Diluted		0.19	0.15	0.38	0.29	0.62
The accompanying notes form an integral part of these consolidated interim financial statements

Satyam Computer Services Limited
(All amounts in US$ in million except per share data and as otherwise stated)
Consolidated interim statement of changes in equity

	Attributable to equity holders of the Company
			Shares			Share-
	Number of		subscribed			based		Currency
	ordinary	Par	but	Share	Treasury	payment	Retained	translation		Minority	Total
	shares	value	unissued	premium	shares	reserve	earnings	reserve	Total	Interest	equity

Balance at April 01, 2007	667,196,009	33.0	1.8	310.4	(1.2)	40.8	926.9	45.3	1,357.0	—	1,357.0

Currency translation differences	—	—	—	—	—	—	—	115.8	115.8	—	115.8
Acquisition of minority interest (note 15)	—	—	—	—	—	—	(46.5)	—	(46.5)	—	(46.5)
Gain on dilution of interest in subsidiary, net of taxes	—	—	—	—	—	—	0.4	—	0.4	—	0.4
Acquisition of shares from employees of subsidiary (note 14)	—	—	—	—	—	—	(2.1)	—	(2.1)	—	(2.1)

Net income directly recognised in equity	—	—	—	—	—	—	(48.2)	115.8	67.6	—	67.6
Profit for the period	—	—	—	—	—	—	194.6	—	194.6	—	194.6

Total recognised income and expense for the period ended September 30, 2007	—	—	—	—	—	—	146.4	115.8	262.2	—	262.2
Employees share-based payment scheme	—	—	—	—	—	—	—	—	—	—	—
— Value of employee service	—	—	—	—	—	12.2	—	—	12.2	—	12.2
— proceeds from shares issued	1,353,768	—	(1.8)	6.7	—	(1.8)	—	—	3.1	—	3.1
Shares subscribed but unissued	—	—	1.1	—	—	—	—	—	1.1	—	1.1
Dividends paid	—	—	—	—	—	—	(48.4)	—	(48.4)	—	(48.4)

	1,353,768	—	(0.7)	6.7	—	10.4	98.0	115.8	230.2	—	230.2

Balance at September 30, 2007	668,549,777	33.0	1.1	317.1	(1.2)	51.2	1,024.9	161.1	1,587.2	—	1,587.2

Balance at April 01, 2008	670,479,293	33.1	0.5	329.1	(1.1)	57.1	1,231.8	149.3	1,799.8	—	1,799.8

Currency translation differences	—	—	—	—	—	—	—	(267.6)	(267.6)	—	(267.6)

Net income directly recognised in equity	—	—	—	—	—	—	—	(267.6)	(267.6)	—	(267.6)
Profit for the period	—	—	—	—	—	—	261.0	—	261.0	—	261.0

Total recognised income and expense for the six months ended September 30, 2008	—	—	—	—	—	—	261.0	(267.6)	(6.6)	—	(6.6)

Employees share-based payment scheme
— value of employees services	—	—	—	—	—	7.5	—	—	7.5	—	7.5
— proceeds from shares issued	3,008,675	0.2	(0.5)	19.0	—	(8.2)	—	—	10.5	—	10.5
Shares subscribed but unissued	—	—	0.6	—	—	—	—	—	0.6	—	0.6
Dividends paid	—	—	—	—	—	—	(44.9)	—	(44.9)	—	(44.9)

	3,008,675	0.2	0.1	19.0	—	(0.7)	216.1	(267.6)	(32.9)	—	(32.9)

Balance at September 30, 2008	673,487,968	33.3	0.6	348.1	(1.1)	56.4	1,447.9	(118.3)	1,766.9	—	1,766.9

The accompanying notes form an integral part of these consolidated interim financial statements

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

	Attributable to equity holders of the Company
			Shares			Share-
	Number of		subscribed			based		Currency
	ordinary	Par	but	Share	Treasury	payment	Retained	translation		Minority	Total
	shares	value	unissued	premium	shares	reserve	earnings	reserve	Total	Interest	equity

Balance at April 01, 2007	667,196,009	33.0	1.8	310.4	(1.2)	40.8	926.9	45.3	1,357.0	—	1,357.0

Currency translation differences	—	—	—	—	—	—	—	104.0	104.0	—	104.0
Conversion of preference shares of subsidiary into equity of the subsidiary	—	—	—	—	—	—	(46.5)	—	(46.5)	—	(46.5)
Gain on dilution of interest in subsidiary, net of taxes	—	—	—	—	—	—	0.5	—	0.5	—	0.5

Net income directly recognised in equity	—	—	—	—	—	—	(2.6)	—	(2.6)		(2.6)
Profit for the period	—	—	—	—	—	—	(48.6)	104.0	55.4	—	55.4

Total recognised income and expense for the year ended March 31, 2008	—	—	—	—	—	—	421.8	—	421.8	—	421.8

Employees share-based payment scheme	—	—	—	—	—	—	373.2	104.0	477.2	—	477.2
— value of employees services	—	—	—	—	—	23.0	—	—	23.0	—	23.0
— proceeds from shares issued	3,283,284	0.1	(1.8)	18.7	0.1	(6.7)	—	—	10.4	—	10.4
Shares subscribed but un issued	—	—	0.5	—	—	—	—	—	0.5	—	0.5
Dividends paid	—	—	—	—	—	—	(68.3)	—	(68.3)	—	(68.3)

	3,283,284	0.1	(1.3)	18.7	0.1	16.3	304.9	104.0	442.8	—	442.8

Balance at March 31, 2008	670,479,293	33.1	0.5	329.1	(1.1)	57.1	1,231.8	149.3	1,799.8	—	1,799.8

The accompanying notes form an integral part of these consolidated interim financial statements

Satyam Computer Services Limited
(All amount in ‘US$ in million’ except per share data and as otherwise stated)
Consolidated interim cash flow statement

			Year ended
	Six months ended September 30,		March 31,
	2008	2007	2008
	(unaudited)	(unaudited)	(audited)

Cash flows from operating activities
Profit before income tax	289.8	220.6	474.3
Adjustments for
Share-based payment expense	7.5	12.2	23.0
Finance costs	5.6	3.7	7.0
Finance income	(31.7)	(33.2)	(67.4)
Depreciation and amortisation	26.2	18.7	40.3
(Gain)/loss on sale of premises and equipment	0.1	0.3	0.6
Changes in value of preference shares designated at fair value through profit or loss	—	(1.6)	(1.6)
Gain/(loss) on foreign exchange forward and option contracts	77.9	(30.3)	(7.4)
Share of (profits)/losses of joint ventures	(0.2)	—	(0.1)

	375.2	190.4	468.7
Movements in working capital
— Trade and other receivables	(141.8)	(101.3)	(184.3)
— Unbilled revenue	16.6	(25.4)	(39.9)
— Trade and other payables	54.7	22.5	48.8
— Unearned revenue	6.5	13.3	11.4
— Other liabilities	13.1	40.6	61.2
— Retirement benefit obligations	16.9	10.4	17.8

Cash generated from operations	341.2	150.5	383.7
Income taxes paid	(29.1)	(18.0)	(49.4)

Net cash provided by operating activities	312.1	132.5	334.3

Cash flows from investing activities
Purchase of premises and equipment	(66.9)	(45.4)	(101.9)
Purchase of intangible assets	(10.0)
Proceeds from sale of premises and equipment	0.3	0.6	0.9
Purchase consideration paid on acquisition of interest in subsidiaries, net of cash acquired	(19.7)	(45.9)	(60.5)
Investments in bank deposits	(0.2)	—	—
Proceeds from maturity of bank deposits	—	—	—
Interest received	7.3	7.7	15.6

Net cash used in investing activities	(89.2)	(83.0)	(145.9)

Cash flows from financing activities
Net proceeds from issue of new shares	10.5	3.1	10.4
Shares subscribed but unissued	0.6	1.1	0.5
Proceeds from borrowings	33.4	20.1	32.8
Repayment of borrowings	(26.4)	(9.5)	(15.2)
Redemption of preference shares of subsidiary	—	(13.8)	(13.8)
Interest and finance charges paid	(4.2)	(1.8)	(5.4)
Capital element in finance lease payments	(0.7)	—	—
Dividends paid	(44.9)	(48.4)	(68.3)

Net cash provided by/(used in) financing activities	(31.7)	(49.2)	(59.0)

Effect of foreign exchange fluctuation on cash and cash equivalents	(48.3)	11.8	8.9

Net increase or decrease in cash and cash equivalents	142.9	12.1	138.3
Cash and cash equivalents at beginning of the period	290.5	152.2	152.2

Cash and cash equivalents at end of the period	433.4	164.3	290.5

Assets acquired under finance lease	15.4	—	—
The accompanying notes form an integral part of these consolidated interim financial statements

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Notes to the consolidated interim financial statements
1.	General information
Satyam Computer Services Limited and its consolidated subsidiaries and joint ventures (hereinafter referred to as “Satyam” or “the group”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services” or “the Company”) is an IT services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business or eBusiness initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by Satyam Computer Services includes consulting, systems design, software development, systems integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the internet. Satyam has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Satyam BPO Limited (“Satyam BPO”), erstwhile Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, finance and accounting, customer care (voice, mail and chat) and transaction processing (industry-specific offerings).

Satyam Computer Services is listed on the Bombay Stock Exchange (“BSE”) and the National Stock Exchange (“NSE”) in India, New York Stock Exchange (“NYSE”) in the US and NYSE Euronext (“NXT”) in the Netherlands.

These consolidated interim financial statements have been approved for issue by the Board of Directors on October 17, 2008. Interim financial information relating to the six months ended September 30, 2008 and September 30, 2007 has not been audited.
2.	Summary of significant accounting policies

2.1.	Basis of preparation

These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting, and complies with all of the requirements of each of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

These consolidated interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at September 30, 2008. The policies set out below are consistent with the most recent annual financial report and have been consistently applied to all the periods presented.

These consolidated interim financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets /financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements are disclosed in Note 4.

2.1.1.	Standards, amendment and interpretations effective as at September 30, 2008
•	IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the group’s financial statements, as the group is not subject to any minimum funding requirements.
2.1.2.	Standards, amendments and interpretations effective as at September 30, 2008 but not relevant

The following standards, amendments and interpretations to published standards are mandatory from the financial year beginning on April 01, 2008 but are not relevant to Satyam’s operations:
•	IFRIC 12, Service concession arrangements.
2.1.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the group’s financial year beginning on April 01, 2008 or later periods, but Satyam has not early adopted them:
•	IAS 1 (Revised), Presentation of financial statements, the new standard prohibits the presentation of items of income and expenses (that is, ‘non owner changes in equity’) in the statement of changes in equity, requiring ‘owner changes in equity’ to be presented separately from non owner changes in equity. In addition, entities making restatements or

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period, the group will apply the revised standard from April 01, 2009. Management is in the process of evaluating the impact which the revised standard will have on the presentation of the financial statements.

•	IAS 19 (Amendment), Employee benefits. The amendment is part of the IASB’s annual improvements project published in May 2008.

The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

IAS 37, Provisions, contingent liabilities and contingent assets, requires contingent liabilities to be disclosed, not recognised. IAS 19 has been amended to be consistent.

The group will apply the IAS 19 (Amendment) from April 01, 2009.

•	IAS 23 (Revised), Borrowing costs. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group will apply IAS 23 (revised) from April 01, 2009 but is currently not applicable to the group as there are no qualifying assets.

•	IAS 23 (Amendment), Borrowing costs. The amendment is part of the IASB’s annual improvements project published in May 2008. The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39, Financial instruments: Recognition and measurement. This eliminates the inconsistency of terms between IAS 39 and IAS 23. The group will apply the IAS 23 (Amendment) prospectively to the capitalisation of borrowing costs on qualifying assets from April 01, 2009.

•	IAS 27 (Revised), Consolidated and Separate Financial Statements. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Purchase of some or all of the non-controlling interests (also known as minority interests) (“NCI”) is treated as treasury transaction and accounted for in equity. A partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognised on the portion that has been disposed of; a further holding gain is recognised on the interest retained, being the difference between the fair value of the interest and book value of the interest.

The revised standard requires an entity to attribute their share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.

The group will apply IAS 27 (Revised) from April 01, 2010. Satyam does not expect the adoption of this standard to have a material effect on the consolidated financials statements.

•	IAS 31 (Amendment), Interests in joint ventures (and consequential amendments to IAS 32 and IFRS 7) (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where an investment in joint venture is accounted for in accordance with IAS 39, only certain rather than all disclosure requirements in IAS 31 need to be made in addition to disclosures required by IAS 32, ‘Financial instruments: Presentation’ and IFRS 7 ‘Financial instruments: Disclosures’. The amendment will not have an impact on the group’s operations as the interests held in joint ventures are not accounted in accordance with IAS 39.

•	IAS 36 (Amendment), Impairment of assets. The amendment is part of the IASB’s annual improvements project published in May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from April 01, 2009.

•	IAS 38 (Amendment), Intangible assets, (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment deletes the wording that states that there is ‘rarely, if ever’ support for use of a method that results in a lower rate of amortisation than the straight line method. The amendment will not currently have an impact on the group’s operations as all intangible assets are amortised using the straight line method.

•	Amendment to IFRS 2, Share based payment. It clarifies that only service conditions and performance conditions are vesting conditions. All other features need to be included in the grant date fair value and do not impact the number of awards expected to vest or valuation subsequent to grant date. The amendment also specifies that all cancellation, whether by entity or by other parties, should receive the same accounting treatment. The group will apply the amendment from April 01, 2009 but is currently not applicable to the group.

•	IFRS 3 (Revised), Business Combinations. It has expanded the scope to include combinations by contract alone and combination of mutual entities and slightly amended the definition of business as ‘capable of being conducted’ rather than ‘are conducted and managed’. All the acquisition-related costs are to be recognised as period expenses in

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
accordance with the appropriate IFRS. Costs incurred to issue debt or equity securities will be recognised in accordance with IAS 39.

Consideration would include fair value of all interests previously held by the acquirer. Remeasurement of such interests to fair value would be through income statement. Contingent consideration is required to be recognised at fair value even if not deemed probable of payment at the date of acquisition. All subsequent changes in debt contingent consideration are recognised in income statement and not in goodwill as required in the existing standard.

IFRS 3 (Revised) provides an explicit option, available on a transaction-by-transaction basis, to measure any NCI in the entity acquired at fair value of their proportion of identifiable assets and liabilities or full fair value. The first will result in measurement of goodwill little different from existing IFRS 3; the second approach will record goodwill on the NCI as well as on the acquired controlling interest.

The standard further provides additional guidance on share-based payment grants that form part of the business combination and on assessment for classification of certain contracts and arrangements of the acquired business at the date of the acquisition. Current guidance requires deferred tax assets of the acquired business that are not recognised at the date of the combination but subsequently meet the recognition criteria to be adjusted against goodwill. The revised standard will only allow adjustments against goodwill within the one-year window for finalisation of the purchase accounting.

The group will apply IFRS 3 (Revised) from April 01, 2010. The effect of the standard on future periods will depend on the nature and significance of any acquisitions that are subject to this standard.

•	IFRS 5 (Amendment), Non-current assets held for sale and discontinued operations (and consequential amendment to IFRS 1, First-time adoption). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. The group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from April 01, 2010.

•	There are a number of minor amendments to IFRS 7, Financial instruments: Disclosures, IAS 8, Accounting policies, changes in accounting estimates and errors, IAS 10, Events after the reporting period, IAS 18, Revenue and IAS 34, Interim financial reporting, which are part of the IASB’s annual improvements project published in May 2008 (not addressed above). These amendments are unlikely to have an impact on the group’s accounts and have therefore not been analysed in detail.
2.1.4.	Standards, amendments and interpretations to existing standards that are not yet effective and not relevant for the group’s operations
•	IAS 1 (Amendment), Presentation of financial statements (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, ‘Financial instruments: Recognition and measurement’ are examples of current assets and liabilities respectively.

•	IAS 16 (Amendment), Property, plant and equipment (and consequential amendment to IAS 7, Statement of cash flows) (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Entities whose ordinary activities comprise renting and subsequently selling assets present proceeds from the sale of those assets as revenue and should transfer the carrying amount of the asset to inventories when the asset becomes held-for-sale. A consequential amendment to IAS 7 states that cash flows arising from purchase, rental and sale of those assets are classified as cash flows from operating activities. The amendment will not have an impact on the group’s operations because none of the group’s companies’ ordinary activities comprise renting and subsequently selling assets.

•	IAS 20 (Amendment), Accounting for government grants and disclosure of government assistance (effective from April 01, 2009). The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39, ‘Financial instruments: Recognition and measurement’, and the proceeds received with the benefit accounted for in accordance with IAS 20. The amendment will not have an impact on the group’s operations as there are no loans received or other grants from the government.

•	Amendment to IFRS 1, First time adoption of IFRS and IAS 27, Consolidated and separate financial statements (effective from April 01, 2009). The amendment allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removed the definition of the cost method from IAS 27 and replaced it with a requirement to present dividends as income in the separate financial statements of the investor.

•	IAS 27 (Amendment), Consolidated and separate financial statements (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where an investment in a subsidiary that is accounted for under IAS 39, Financial instruments: recognition and measurement is classified as held-for-sale under IFRS 5, Non-current assets held for sale and discontinued operations, IAS 39 would continue to be applied. The amendment will not have an impact on the group’s operations.

•	IAS 28 (Amendment), Investments in associates (and consequential amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial instruments: Disclosures) (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. An investment in associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases.

•	IAS 28 (Amendment), Investments in associates (and consequential amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial instruments: Disclosures) (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where an investment in associate is accounted for in accordance with IAS 39 Financial instruments: recognition and measurement only certain, rather than all disclosure requirements in IAS 28 need to be made in addition to disclosures required by IAS 32, Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. The amendment will not have an impact on the group’s operations.

•	Amendment to IAS 32, Financial instruments, Presentation and IAS 1, Presentation of financial statements —Puttable financial instruments and obligations arising on liquidation (effective from April 01, 2009). The amendment requires entities to classify certain types of financial instruments as equity, provided they have particular features and meet specific conditions.

•	IAS 38 (Amendment), Intangible assets (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. A prepayment may only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services.

•	IAS 39 (Amendment), Financial instruments: Recognition and measurement (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008.

This amendment clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge.

The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading is also amended. This clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of an actual recent pattern of short-term profit-taking is included in such a portfolio on initial recognition.

The current guidance on designating and documenting hedges states that a hedging instrument needs to involve a party external to the reporting entity and cites a segment as an example of a reporting entity. This means that in order for hedge accounting to be applied at segment level, the requirements for hedge accounting are currently required to be met by the applicable segment. The amendment removes this requirement so that IAS 39 is consistent with IFRS 8, Operating segments which requires disclosure for segments to be based on information reported to the chief operating decision maker. Currently for segment reporting purposes, each subsidiary designates and documents (including effectiveness testing) contracts with group treasury as fair value or cash flow hedges so that the hedges are reflected in the segment to which the hedged items relate. This is consistent with the information viewed by the chief operating decision maker. After the amendment is effective, the hedge will continue to be reflected in the segment to which the hedged items relate (and information provided to the chief operating decisions maker) but the group will not formally document and test this hedging relationship.

When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) are used.

•	IAS 39 (Amendment), Financial Instruments: Recognition and Measurement (effective April 01, 2009). On October 2008, the IASB amended IAS 39 to allow the reclassification of certain financial assets previously classified as ‘held for trading’ or ‘available for sale’ to another category under limited circumstances. Various disclosures are required where the reclassification has been made. Derivatives and assets designated as ‘fair value through profit or loss’, under the fair value option are not eligible for this reclassification. The amendment has an effective date of July 01, 2008.

•	IAS 40 (Amendment), Investment property (and consequential amendments to IAS 16) (effective from April 01, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Property that is under construction or development for future use as investment property is within the scope of IAS 40. Where the fair value model is applied, such property is, therefore, measured at fair value. However, where fair value of investment property under construction is not reliably measurable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably measurable. The amendment will not have an impact on the group’s operations, as there are no investment properties held by the group.

•	The minor amendments to IAS 29, Financial reporting in hyperinflationary economies and IAS 41, Agriculture, which are part of the IASB’s which are part of the IASB’s annual improvements project published in May 2008 (not addressed above). These amendments will not have an impact on the group’s operations.

•	IFRIC 13, Customer loyalty programmes (effective from April 01, 2009). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the group’s operations because none of the group’s companies operate any loyalty programmes.

•	IFRIC 15, Agreements for construction of real estates (effective from April 01, 2009). The interpretation clarifies whether IAS 18, Revenue, or IAS 11, Construction contracts should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. IFRIC 15 is not relevant to the group’s operations.

•	IFRIC 16, Hedges of a net investment in a foreign operation (effective from April 01, 2009). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, The effects of changes in foreign exchange rates, do apply to the hedged item.
2.2.	Consolidation

Domestic and foreign subsidiaries, joint ventures and special purpose entities considered for consolidation are as follows:

			Percentage of holding
		Country of	as at September 30,
		incorporation	2008
	Direct subsidiaries
1)	Satyam BPO Limited	India	100.00%
2)	Satyam Computer Services (Shanghai) Co. Limited	China	100.00%
3)	Satyam Computer Services (Nanjing) Co. Limited	China	100.00%
4)	Satyam Computer Services (Egypt) S. A. E.	Egypt	100.00%
5)	Satyam Technologies, Inc.	USA	100.00%
6)	Knowledge Dynamics Pte Limited	Singapore	100.00%
7)	Citisoft Plc	UK	100.00%
8)	Nitor Global Solutions Limited	UK	100.00%
9)	Bridge Strategy Group LLC	USA	100.00%
10)	CA Satyam ASP Private Limited	India	99.99%

	Indirect subsidiaries
11)	Subsidiaries of Knowledge Dynamics Pte Limited
	— Knowledge Dynamics Private Limited	India	99.99%
	— Knowledge Dynamics USA, Inc.	USA	98.00%
	— Info on Demand SDN BHD (ceased to exist from October 1, 2007)	Malaysia	—
12)	Subsidiaries of Citisoft Plc
	— Citisoft Inc.	USA	100.00%

	Jointly controlled entities
13)	Satyam Venture Engineering Services Private Limited	India	50.00%

	Special purpose entities
14)	Satyam Associates Trust	India
The reporting date for all the above companies is March 31 except as following:
—	Satyam Computer Services (Shanghai) Co. Ltd. — December 31

—	Satyam Computer Services (Nanjing) Co. Ltd. — December 31

—	Satyam Technologies Inc. — December 31

—	Nitor Global Solutions Limited — May 31

—	Bridge Strategy Group LLC. — December 31

a)	Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies so as to obtain economic benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Satyam has employee benefit trust SC-Trust which purchases and holds ordinary shares of Satyam Computer Services (treasury shares) in connection with employee share-based payment schemes. Satyam controls the activities of the trust and pursuant to the criteria set out in SIC-12, Consolidation — Special Purpose Entities, consolidates the trust.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
b)	Joint ventures
Joint ventures are all entities, formed under contractual arrangements, over which Satyam has joint control along with the other venturers. Joint control is the contractually agreed sharing of control over the entities, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of Satyam and the other parties sharing control. Investments in joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. Satyam’s investment in joint ventures includes goodwill identified on acquisition, if any, net of any accumulated impairment loss (see Note 8.2).

Satyam’s share of its joint ventures’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When Satyam’s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any other unsecured receivables, Satyam does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint venture. Unrealised gains on transactions between Satyam and its joint ventures are eliminated to the extent of Satyam’s interest in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures have been changed where necessary to ensure consistency with the policies adopted by the group.

Dilution gains and losses in joint ventures are recognized in the equity statement.
c)	Transactions with minority interests
The group applies a policy of treating transactions with minority interests as transactions with shareholders of the group. On disposal to minority interest, the difference between the proceeds and the share disposed off is accounted for in reserves. Similarly, on purchase of minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

2.3.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Managing Director of Satyam Computer Services has been identified as the chief operating decision-maker that makes strategic decisions, allocates resources to and assesses the performance of the operating segments.

2.4.	Foreign currency translation
a)	Functional and presentation currency
Items included in the financial statements in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Satyam Computer Services, its domestic subsidiaries and joint ventures. US dollar, Pound sterling, Singapore dollar and Renminbi are the functional currencies of Satyam’s foreign subsidiaries located in the US, the UK, Singapore and China respectively. These consolidated interim financial statements are presented in US Dollars (“US$”), which is the group’s presentation currency.

The results and financial position of the group are translated into presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates; and

•	all resulting exchange differences are recognised as a separate component of equity.

b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
c)	Group companies
On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders’ equity. When a foreign operation is partially disposed off or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5.	Premises and equipment

Premises and equipment are stated at actual cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of premises and equipment comprises its purchase price and any costs directly attributable to bringing the asset into use.

Depreciation on premises and equipment is recognized on the straight line basis over their estimated useful lives. The cost of and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the income statement.

The estimated useful lives are as follows:

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

Buildings	28 years
Computers and servers	2-5 years
Office equipment	5 years
Furniture, fixtures and interiors	5 years
Vehicles	5 years
The residual values and useful economic lives of premises and equipment are reviewed annually.

Depreciation on leasehold improvements and assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Eligible borrowing cost related to the construction of qualifying assets is capitalized

Assets under construction

Assets under installation or under construction as at the balance sheet date are shown as assets under construction. Advances paid towards acquisition of assets are also included under assets under construction.

2.6.	Intangible assets

All intangible assets, except goodwill, are stated at cost less accumulated amortisation and any accumulated impairment losses. Goodwill is not amortised and is stated at cost less any accumulated impairment losses.
a)	Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of Satyam’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.
b)	Software
Expenditure incurred on research is expensed in the income statement as incurred. Cost of acquired software for internal use is generally charged to the income statement as incurred if the estimated useful lives are relatively short, usually less than one year and amortised over the estimated useful lives on a straight-line basis if the estimated useful lives are beyond one year.
c)	Other intangible assets
Other intangible assets identified in business combinations, comprising of customer contracts, internally developed technology and non-compete agreements are amortised over their estimated useful life on a straight-line basis.

2.7.	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8.	Financial assets

The financial assets held by Satyam are primarily loans and receivables. The classification of financial assets depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The group’s loans and receivables comprise trade and other receivables, investments in bank deposits and cash and cash equivalents in the balance sheet (Note 2.10, 2.12 and 2.13).

Satyam assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.10.

2.9.	Derivative financial instruments

The group purchases foreign exchange forward contracts and options to mitigate the risk of changes in foreign exchange rates associated with certain payables, receivables and forecasted transactions denominated in certain foreign currencies. These derivative contracts do not qualify for hedge accounting under IAS 39, and are initially recognized at fair value on the date the contract is entered into and subsequently remeasured at their fair value. Gains or losses arising from changes in the fair value of the derivative contracts are recognized in the income statement.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
2.10.	Trade and other receivables

Trade receivables are recognized initially at fair value. They are subsequently measured at amortised cost using the effective interest method, net of provision for impairment, if the effect of discounting is considered material. The carrying amounts, net of provision for impairment, reported in the balance sheet approximate the fair value due to their short realisation period. A provision for impairment of trade receivables is established when there is objective evidence that Satyam will not be able to collect all amounts due according to the original terms of receivables. The provision is established at amounts considered to be appropriate, based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the receivables. The amount of the provision is recognized in the income statement.

2.11.	Unbilled revenue and unearned revenue

Amounts which relate to recoverable costs and accrued profits not yet billed on contracts are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of recoverable cost and accrued profit are classified in current liabilities as “Unearned revenue”.

2.12.	Investments in bank deposits

Investments in bank deposits represent term deposits placed with banks earning fixed rate of interest. Investments in bank deposits with maturities of less than a year are disclosed as current assets and more than one year as non current. At the balance sheet date, these deposits are measured at amortised cost using effective interest method.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash in hand and at bank, and short-term deposits with an original maturity period of three months or less. Bank overdrafts that are an integral part of cash management and where there is a legal right of set-off against positive cash balances are included in cash and cash equivalents. Otherwise bank overdrafts are classified as borrowings.

2.14.	Share capital

Ordinary shares are classified as equity. Preference shares are assessed for classification under equity or liability (Note 2.15). Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group entity purchases the equity share capital of Satyam Computer Services (treasury shares), the consideration paid, including any directly attributable incremental costs (net of taxes) is deducted from equity attributable to the equity holders of Satyam Computer Services until the shares are reissued. Where such shares are subsequently reissued, any consideration received net of any directly attributable incremental transaction costs and the related income tax effects, is included in the equity attributable to equity holders of Satyam Computer Services.

2.15.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. In respect of borrowings with repayment schedule, classification as current and non-current liabilities is based on the repayment schedule.

Borrowings designated at fair value through profit or loss is initially recognised at fair value. A borrowing is classified in this category if it contains embedded derivatives, which significantly modify the cash flows that otherwise would be required by the host instrument. These borrowings are re-measured at each reporting date with the changes in fair value recognised in the income statement.

2.16.	Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated interim financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences, if any, arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Current and deferred income tax are recognized in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

2.17.	Employee benefits

Employee benefits are accrued in the period in which the associated services are rendered by employees of the group. Contributions to defined contribution schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged to income statement on accrual basis.
a)	Gratuity
The Gratuity Plan is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. The liability recognised in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognised past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government of India securities and that have terms to maturity approximating to the terms of the related gratuity liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income statement in the period in which they arise.
b)	Compensated absences
Satyam operates both accumulating and non-accumulating absences plan. Satyam measures the expected cost of accumulating compensated absences as the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognised in the period in which the absences occur.
c)	Share-based payment
Satyam operates a number of equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

2.18.	Revenue Recognition
a)	IT Services
Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs and scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage-of-completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

The use of the percentage-of-completion method reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. The progress of the projects is measured using the efforts expended approach which is based on units of work performed (hours spent by project staff).

The extent of progress to date on the projects, estimates of future efforts for completion of the projects and the variance of the revised project plans from the original project plan are continuously monitored. The direct relationship between the efforts expended and the productivity in measuring progress towards completion makes the efforts expended method more reliable and also the best approximation of progress towards completion.
b)	Business Process Outsourcing
Revenues from BPO services consist of revenues from time-and-material services or time bound fixed- price engagements. Revenues from time-and-material services are recognized as the services are performed. Revenues from BPO services are also on time bound fixed price engagements, under which revenue is recognized using the percentage-of-completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provisions for estimated losses are made during the year in which a loss becomes probable and can be reasonably estimated.
c)	Warranty
Satyam provides its clients with one to three month warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the years ended March 31, 2008 and 2007 as historically Satyam has not

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

2.19.	Leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

2.20.	Dividend distribution

Dividends to the shareholders of Satyam Computer Services are recognized as a liability and deducted from shareholders’ equity in the year in which the dividends are approved by the shareholders of Satyam Computer Services. Interim dividends that are declared by the Board of directors without the need for shareholders’ approval are recognised as a liability and deducted from shareholders’ equity in the year in which the dividends are declared by the Board of Directors of Satyam Computer Services.

3.	Financial risk management

3.1.	Financial risk factors

Satyam’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. Satyam’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance. Satyam Computer Services uses derivative financial instruments to mitigate certain risk exposures.

Satyam’s exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment. The risk management policies include a credit policy under which each new customer is analysed individually for creditworthiness before the standard payment terms and conditions are offered.

Satyam manages foreign exchange and interest rate risks through treasury operations. Its risk management strategy is to identify risks it’s exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of its risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by mitigating the risk to achieve greater predictability and stability. The risk management policies include implementing strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions. Satyam considers the impact of cash flow and fair value interest risk on the operations as not material.
a)	Market risk

i)	Foreign exchange risk
Satyam operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollars. Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities. The exchange rate between Indian rupee and the US dollar has changed substantially in recent years and may fluctuate substantially in the future.

Satyam enters into foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in US dollars.

The following tables give details in respect of the outstanding foreign exchange forward and option contracts:

	As at September 30,		As at March 31,
	2008	2007	2008
Aggregate contracted principal amounts of contracts outstanding
Forward contracts	229.2	244.0	395.7
Option contracts	386.3	539.2	737.4

	615.5	783.2	1,133.1

Gains/(losses) on outstanding contracts
Forward contracts	(29.3)	18.2	(0.7)
Option contracts	(43.6)	17.8	(1.6)

	(72.9)	36.0	(2.3)

The outstanding foreign exchange forward and option contracts as at September 30, 2008 mature between one to eighteen months.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Gains/ (losses) on all foreign exchange forward and option contracts included under ‘Other income’ in the consolidated income statement are as follows:

			Year ended
	Six months ended September 30,		March 31,
	2008	2007	2008
Forward contracts	(37.5)	16.2	5.4
Option contracts	(54.0)	17.6	3.6

	(91.5)	33.8	9.0

The increase or decrease in the value of the Indian rupee against various currencies would decrease/increase the gains on outstanding foreign exchange forward and option contracts as follows:

	As at September 30,		As at March 31,
	2008	2007	2008

USD	±5%	±2%	±2%
Sensitivity impact	(13.8)	(4.5)	(4.5)

GBP	±3%	±3%	±3%
Sensitivity impact	—	—	—

EUR	±6%	±3%	±3%
Sensitivity impact	—	—	(0.1)

AUD	±6%	±3%	±3%
Sensitivity impact	—	(0.1)	—
The sensitivity analysis is based on a reasonably possible change in the underlying foreign currency against the Indian rupee computed from historical data.
ii)	Cash flow and fair value interest rate risk
The group’s interest rate risk arises from long-term borrowings and investment in bank deposits. Borrowings issued at variable rates expose the group to cash flow interest rate risk while borrowings issued and investment in bank deposits at fixed rates expose the group to fair value interest rate risk.

Satyam has not entered into any interest rate swaps in respect of the borrowings or investment in bank deposits. However, Satyam continuously monitors the movement of interest rates to determine whether the new borrowings have to be raised or deposits have to be placed at fixed or floating interest rates.

Borrowings

The profile of Satyam’s borrowings as at September 30, 2008 is as follows:

Loan type	Lenders	Interest (per annum)	Computation method	Amount Outstanding
Promissory note	Caterpillar Inc.	Non interest bearing	Not applicable	44.1
Working capital loan	BNP Paribas	6 month LIBOR +0.95%	Floating	32.8
Export packing credit loan	BNP Paribas	6 month LIBOR +0.95%	Floating	5.0
External commercial borrowing	BNP Paribas	6 month LIBOR +0.95%	Floating	9.6
Overdraft facility	BNP Paribas	6 month LIBOR +0.25%	Floating	0.5
Vehicle loans	Various other parties	3%-14%	Fixed	6.6
The table below provides information about group’s financial instruments that are sensitive to changes in interest rates as at the dates shown. Weighted average interest rates were based on average interest rates applicable to the loans.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

	As at September 30,				As at March 31,
	2008		2007		2008
	Weighted average interest rate	Amount Outstanding	Weighted average interest rate	Amount Outstanding	Weighted average interest rate	Amount Outstanding
Promissory note	Not applicable	44.1	—	—	—	—
Fixed interest rate long term borrowings	11.0%	6.6	9.0%	5.8	10.0%	6.0
Variable interest rate long term borrowings	5.7%	40.8	7.8%	21.3	8.0%	21.2
Variable interest rate short term borrowings	11.6%	7.1	8.2%	21.2	8.4%	26.9

		98.6		48.3		54.1

A 100 bps increase/decrease in the borrowing interest rates would have impacted the interest on floating interest rate borrowings and decreased/increased the net profit by US$0.4 and US$0.2 for six months ended September 30, 2008 and 2007 respectively and US$0.4 for the year ended March 31, 2008.

The approximate fair value of fixed interest rate loans and promissory note, as determined using current interest rates was US$51.0 and US$5.8 for six months ended September 30, 2008 and 2007 respectively and US$6.1 for the year ended March 31, 2008 as compared to the carrying amounts of US$50.7and US$5.7 for six months ended September 30, 2008 and 2007 respectively and US$6.0 for the year ended March 31, 2008.

A 100 bps increase in the interest rates would have resulted in a decrease in the fair value by US$0.8 and US$80.0 thousand for six months ended September 30, 2008 and 2007 respectively and US$80.0 thousand for the year ended March 31, 2008.

A 100 bps decrease in the interest rates would have resulted in an increase in the fair value by US$0.6 and US$80.0 thousand for six months ended September 30, 2008 and 2007 respectively and US$80 thousand for the year ended March 31, 2008.

Investment in bank deposits

Investments in bank deposits denominated in Indian rupee represent term deposits placed with banks earning fixed rate of interest. The carrying value of investments in bank deposits amounted to US$795.1 and US$874.8 as at September 30, 2008 and 2007 respectively and US$894.8 as at March 31, 2008. The approximate fair value of investment in bank deposits, as determined using current interest rates was US$817.8 and US$866.8 as at September 30, 2008 and 2007 respectively and US$902.7 as at March 31, 2008.The weighted average rate of interest earned on investment in bank deposits amounted to 8.1% and 8.1% during the six months ended September 30, 2008 and 2007 respectively and 8.0% for the year ended March 31, 2008.

A 100 bps increase in current interest rates would have reduced the fair value of investment in bank deposits by US$1.4 and US$9.3 as at September 30, 2008 and 2007 respectively and US$5.6 as at March 31, 2008 whereas a 100 bps decrease in current interest rates would have increased the fair value of investment in bank deposits by US$1.4 and US$9.5 as at September 30, 2008 and 2007 respectively and US$5.7 as at March 31, 2008.

The sensitivity analysis is based on a reasonably possible change in the market interest rates computed from historical data.
b)	Credit risk
Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which Satyam grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Six months ended September 30,		Year ended March 31,
	2008	2007	2008
Revenue from top two customers
Customer I	4.4%	5.2%	4.9%
Customer II	4.1%	5.1%	4.9%
Revenue from top five customers	18.8%	19.7%	19.3%
Satyam maintains banking relationships with only creditworthy banks which it reviews on an on-going basis. Satyam enters into foreign exchange derivative instruments where the counter party is generally a bank. Consequently, the credit risk on the derivatives and bank deposits is not considered material.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
c)	Liquidity risk
Satyam manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following table sets forth group’s financial liabilities to make future payments:

	Within 1 year	1-3 year	3-5 years	After 5 years	Total
As at September 30, 2008
Trade and other payables	164.6	—	—	—	164.6
Borrowings	81.0	24.5	0.2		105.7
Acquisition consideration	9.2	0.8	—	—	10.0
Derivative financial liabilities	62.5	10.4	—	—	72.9

	317.3	35.7	0.2	—	353.2

As at September 30, 2007
Trade and other payables	93.3	—	—	—	93.3
Borrowings	23.8	25.0	0.2		49.0
Acquisition consideration	0.5	—	—	—	0.5

	117.6	25.0	0.2	—	142.8

As at March 31, 2008
Trade and other payables	119.4	—	—	—	119.4
Borrowings	29.7	25.1	0.2	—	55.0
Acquisition consideration	1.7	1.6	—	—	3.3
Derivative financial liabilities	2.6	—	—	—	2.6

	153.4	26.7	0.2	—	180.3

Satyam has at its disposal cash and cash equivalents of US$433.4 and US$164.3 as at September 30, 2008 and 2007 respectively and US$290.5 as at March 31, 2008 and investment in bank deposits of US$795.1 and US$874.8 as at September 30, 2008 and 2007 respectively and US$894.8 as at March 31, 2008 in addition to the unused lines of credit from banks as at September 30, 2008.

Details of unused lines of credit available from banks as at the balance sheet date are as follows:

	As at September 30,		As at March 31,
	2008	2007	2008
Short term debt	0.5	—	1.6
Long term debt	6.7	—	—
Non-fund facilities	10.5	15.2	33.4

Total	17.7	15.2	35.0

Based on past performance and current expectations, Satyam believes that the cash and cash equivalents and cash generated from operations will satisfy its working capital needs, capital expenditure, investment requirements, stock repurchases, commitments and other liquidity requirements associated with its existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of the requirements for capital resources.

3.2.	Capital risk management

Satyam’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

Total capital of Satyam is ‘equity’ as shown in the consolidated balance sheet plus net debt. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Net debt as at the reporting date is zero.

In order to maintain or adjust the capital structure, Satyam may adjust the amount of dividends paid to shareholders, issue new shares to reduce debt.

3.3.	Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price. The fair value of financial instruments that are not traded in an active market (for example, over-the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
The carrying value less impairment provision, of trade receivables and payables, are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

4.	Critical accounting estimates and judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Satyam makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
a)	Income taxes
Satyam is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Satyam recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
b)	Estimated impairment of goodwill
Satyam tests annually goodwill for any impairment, in accordance with the accounting policy Note 2.7 above. The recoverable amount of cash generating units is determined based on value-in-use calculations. These calculations require the use of estimates.

If the budgeted gross margin used in the value-in-use calculation had been 1% lower than Satyam’s estimates at March 31, 2008, there would not be any impairment of goodwill. Similarly, if the estimated pre-tax discount rate applied to the discounted cash flows had been 1% higher than Satyam’s estimates, there would not be any impairment of goodwill.
c)	Revenue recognition
Satyam uses the percentage-of-completion method in accounting for its fixed-price contracts. The use of the percentage of completion method reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
5.	Segmental reporting

The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
—	IT services; and

—	Business Process Outsourcing
Business Segments

The segment results for the six months ended September 30, 2008 are as follows:

	IT Services	BPO	Elimination	Group

Revenue — external customers	1,274.8	14.7	—	1,289.5
Revenue — Inter-segment	—	9.8	(9.8)	—

Total Revenue	1,274.8	24.5	(9.8)	1,289.5

Operating profit/ (loss)	272.2	(8.7)	—	263.5
Finance income	31.7	—	—	31.7
Finance cost	(3.7)	(1.9)	—	(5.6)
Share of profit in joint ventures	0.2	—	—	0.2

Profit/(loss) before income tax	300.4	(10.6)	—	289.8
Income tax expense	(28.8)	—	—	(28.8)

Profit/(loss) for the period	271.6	(10.6)	—	261.0

Depreciation and amortization	23.7	2.5	—	26.2
Non-cash expenses other than depreciation	15.3	—	—	15.3
Capital expenditure	157.2	0.9	—	158.1
Investment in joint ventures	4.1	—	—	4.1

Segment assets	2,290.0	107.6	(44.2)	2,353.4

Segment liabilities	527.5	76.9	(17.8)	586.5

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
The segment results for the six months ended September 30, 2007 are as follows:

	IT Services	BPO	Elimination	Group
Revenue — external customers	942.0	19.9	—	961.9
Revenue — Inter-segment	0.8	7.1	(7.9)	—

Total Revenue	942.8	27.0	(7.9)	961.9

Operating profit/ (loss)	192.9	(1.8)	—	191.1
Finance income	33.2	—	—	33.2
Finance cost	(2.1)	(1.6)	—	(3.7)
Share of profit in joint ventures	—	—	—	—

Profit/(loss) before income tax	224.0	(3.4)	—	220.6
Income tax expense	(26.0)	—	—	(26.0)

Profit/(loss) for the period	198.0	(3.4)	—	194.6

Depreciation and amortization	16.2	2.5	—	18.7
Non-cash expenses other than depreciation	15.9	—	—	15.9
Capital expenditure	42.6	2.6	—	45.2
Investment in joint ventures	4.7	—	—	4.7

Segment assets	1,956.6	38.9	(34.9)	1,960.6

Segment liabilities	322.5	62.1	(11.3)	373.4

The segment results for the year ended March 31, 2008 are as follows:

	IT Services	BPO	Elimination	Group

Revenue — external customers	2,093.2	44.9	—	2,138.1
Revenue — Inter-segment	1.3	15.8	(17.1)	—

Total Revenue	2,094.5	60.7	(17.1)	2,138.1

Operating profit/ (loss)	415.7	(1.9)	—	413.8
Finance income	67.4	—	—	67.4
Finance cost	(3.3)	(3.7)	—	(7.0)
Share of profit in joint ventures	0.1	—	—	0.1

Profit/(loss) before income tax	479.9	(5.6)	—	474.3
Income tax expense	52.5	—	—	52.5

Profit/(loss) for the period	427.4	(5.6)	—	421.8

Depreciation and amortization	35.0	5.3	—	40.3
Non-cash expenses other than depreciation	31.9	—	—	31.9
Capital expenditure	101.1	5.3	—	106.4
Investment in joint ventures	4.9	—	—	4.9

Segment assets	2,210.3	39.6	(44.4)	2,205.5

Segment liabilities	351.4	64.1	(9.9)	405.7

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Capital expenditure comprises additions to premises and equipment (Note 6) and intangible assets (Note 7).

Reportable segments’ assets are reconciled to total assets as follows:

	IT Services	BPO	Elimination	Group
As at September 30, 2008
Segment assets	2,290.0	107.6	(44.2)	2,353.4

Total assets as per the balance sheet	2,290.0	107.6	(44.2)	2,353.4

As at September 30, 2007
Segment assets	1,956.6	38.9	(34.9)	1,960.6

Total assets as per the balance sheet	1,956.6	38.9	(34.9)	1,960.6

As at March 31, 2008
Segment assets	2,210.3	39.6	(44.4)	2,205.5

Total assets as per the balance sheet	2,210.3	39.6	(44.4)	2,205.5

Geographical information

Satyam’s business segments operate in five main geographical areas, even though they are managed on a worldwide basis. The home country of Satyam Computer Services, which is also the main operating company, is India. Satyam’s revenue is generated mainly within America, Europe, Asia Pacific and India.

The revenues are attributable to countries based on location of customers. Non-current assets are based on the location of the assets.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

	Revenue from external customers			Non-current assets
	Six months ended		Year ended			As at
	September 30,		March 31,	As at September 30,		March 31,
	2008	2007	2008	2008	2007	2008

America	794.5	577.9	1,285.0	4.5	4.0	4.2
Europe	269.2	196.5	439.8	2.3	2.3	2.3
Asia Pacific	155.8	129.3	288.9	6.4	5.5	5.3
India	40.0	32.9	68.5	337.7	217.9	253.8
Rest of the world	30.0	25.3	55.9	1.1	0.2	1.6

	1,289.5	961.9	2,138.1	352.0	229.9	267.2

The non-current assets in the above table represent premises and equipment and intangible assets of each segment.
6.	Premises and equipment

			Furniture,
		Computers	fittings
	Land and	and	and		Assets under
	buildings	servers	equipment	Vehicles	construction	Total
Cost
As at April 01, 2008	40.8	245.6	73.1	13.8	115.0	488.3
Acquisitions	—	—	—	—	—	—
Additions	26.7	35.5	34.7	2.9	(20.5)	79.3
Disposals	—	(0.1)	—	(0.7)	—	(0.8)
Exchange difference	(7.2)	(36.0)	(12.2)	(2.1)	(15.8)	(73.3)

As at September 30, 2008	60.3	245.0	95.6	13.9	78.7	493.5

Accumulated depreciation
As at April 01, 2008	5.2	207.0	51.1	5.3	—	268.6
Charge for the period	0.7	14.8	6.0	1.4	—	22.9
Disposals	—	—	—	(0.4)	—	(0.4)
Exchange difference	(0.7)	(29.8)	(7.4)	(0.9)	—	(38.8)

As at September 30, 2008	5.2	192.0	49.7	5.4	—	252.3

			Furniture,
		Computers	fittings
	Land and	and	and		Assets under
	buildings	servers	equipment	Vehicles	construction	Total
Cost
As at April 01, 2007	34.3	196.1	56.5	9.0	70.0	365.9
Additions	3.8	16.7	8.3	3.0	11.2	43.0
Disposals	—	(0.5)	(0.1)	(0.9)	0.0	(1.5)
Exchange difference	3.0	16.7	4.8	0.8	6.1	31.4

As at September 30, 2007	41.1	229.0	69.5	11.9	87.3	438.8

Accumulated depreciation
As at April 01, 2007	3.9	170.0	40.5	3.9	—	218.3
Charge for the period	0.5	11.3	3.4	1.0	—	16.2
Disposals	—	(0.5)	(0.1)	(0.6)	—	(1.2)
Exchange difference	0.3	14.7	3.6	0.3	—	18.9

As at September 30, 2007	4.7	195.5	47.4	4.6	—	252.2

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

			Furniture,
		Computers	fittings
	Land and	and	and		Assets under
	buildings	servers	equipment	Vehicles	construction	Total
Cost
As at April 01, 2007	34.3	196.1	56.5	9.0	70.0	365.9
Additions	3.8	35.1	12.2	6.0	39.9	97.0
Disposals	—	(0.5)	(0.1)	(1.8)		(2.4)
Exchange difference	2.7	14.9	4.5	0.6	5.1	27.8

As at March 31, 2008	40.8	245.6	73.1	13.8	115.0	488.3

Accumulated depreciation
As at April 01, 2007	3.9	170.0	40.5	3.9	—	218.3
Charge for the period	1.1	24.5	7.3	2.3	—	35.2
Disposals	—	(0.5)	—	(1.2)	—	(1.7)
Exchange difference	0.2	13.0	3.3	0.3	—	16.8

As at March 31, 2008	5.2	207.0	51.1	5.3	—	268.6

Net book amount as at
September 30, 2008	55.1	53.0	45.9	8.5	78.7	241.2
September 30, 2007	36.4	33.5	22.1	7.3	87.3	186.6
March 31, 2008	35.6	38.6	22.0	8.5	115.0	219.7
Depreciation expense of US$20.0 (September 30, 2007: US$14.5 and March 31, 2008: US$31.4) charged in cost of revenue and US$2.9 (September 30, 2007: US$1.7 and March 31, 2008: US$3.8) charged in selling, general and administrative expenses.
External commercial borrowing and working capital loan of Satyam BPO are secured against movable and immovable assets for the value of US$8.4 (September 30, 2007: US$11.3 and March 31, 2008: US$11.3) (Note 16).
7.	Intangible Assets

	Goodwill	Software	Others	Total
Cost
As at April 01, 2008	32.0	28.4	0.9	61.3
Acquisitions	—	—	—	—
Additions	25.2	53.6	—	78.8
Adjustments	—	—	—	—
Exchange difference	(7.0)	(7.1)	(0.2)	(14.3)

As at September 30, 2008	50.2	74.9	0.7	125.8

Accumulated amortisation and impairment
As at April 01, 2008	—	13.7	0.1	13.8
Charge for the period	—	3.1	0.2	3.3
Exchange difference	—	(1.9)	(0.2)	(2.1)

As at September 30, 2008	—	14.9	0.1	15.0

	Goodwill	Software	Others	Total
Cost
As at April 01, 2007	39.6	21.5	—	61.1
Additions	—	2.2	—	2.2
Adjustments	(13.4)	—	—	(13.4)
Exchange difference	2.8	1.9	—	4.7

As at September 30, 2007	29.0	25.6	—	54.6

Accumulated amortisation and impairment
As at April 01, 2007	—	8.1	—	8.1
Charge for the period	—	2.5	—	2.5
Exchange difference	—	0.7	—	0.7

As at September 30, 2007	—	11.3	—	11.3

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

	Goodwill	Software	Others	Total
Cost
As at April 01, 2007	39.6	21.5	—	61.1
Additions	3.2	5.3	0.9	9.4
Adjustments	(13.4)	—	—	(13.4)
Exchange difference	2.6	1.6	—	4.2

As at March 31, 2008	32.0	28.4	0.9	61.3

Accumulated amortisation and impairment
As at April 01, 2007	—	8.1	—	8.1
Charge for the period	—	5.0	0.1	5.1
Exchange difference	—	0.6	—	0.6

As at March 31, 2008	—	13.7	0.1	13.8

Net book amount as at
September 30, 2008	50.2	60.0	0.6	110.8
September 30, 2007	29.0	14.3	—	43.3
March 31, 2008	32.0	14.7	0.8	47.5
Amortisation expense of US$2.9 (September 30, 2007: US$2.1 and March 31, 2008: US$4.3) charged in cost of revenue and US$0.4 (September 30, 2007: US$0.4 and March 31, 2008: US$0.8) charged in selling, general and administrative expenses.
Impairment tests for goodwill
Goodwill is allocated to Satyam’s cash-generating units (‘CGUs’) identified to the entities acquired by Satyam in the IT services segment. Satyam tests goodwill for impairment annually on March 31. A summary of the goodwill allocation is presented below.

	As at September 30,		As at March 31,
	2008	2007	2008

Citisoft Plc. (“Citisoft”)	19.0	22.0	22.0
Knowledge Dynamics Pte Limited (“KDPL”)	2.6	3.1	3.0
Satyam Technologies, Inc. (“STI”)	3.4	3.9	3.9
Nitor Global Solutions Limited (“Nitor”)	2.7	—	3.1
Bridge Strategy Group LLC. (“Bridge”)	22.4	—	—
CA Satyam ASP Private Limited (“CA Satyam”)	0.1	—	—

	50.2	29.0	32.0

8.	Investments

8.1.	Acquisitions

8.1.1.	Citisoft Plc.
On May 12, 2005, Satyam acquired a 75% interest in Citisoft Plc (“Citisoft”), a business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The acquisition, as accounted under Indian GAAP has not been restated pursuant to the application of business combinations exemption under IFRS 1. The consideration for the 75% equity interest in Citisoft aggregated to US$17.4 comprising of an initial consideration of US$14.3 (including direct acquisition costs of US$0.9) and deferred consideration (non-contingent) of US$3.1. Deferred consideration for the acquisition of the 75% equity interest was accounted for as part of the purchase consideration and classified as a current liability in the opening IFRS balance sheet as at April 01, 2006. This has been paid subsequently in June 2006.
The group was also required to pay a maximum earn out consideration aggregating to US$3.9 in May 2007 based on achievement of targeted revenues and profits for the year ended April 30, 2007. Satyam expected a pay-out as at April 01, 2006 of US$3.9 and accordingly accounted for the expected pay-out as a liability with a corresponding adjustment to goodwill as at the opening IFRS balance sheet date of April 01, 2006.
Satyam also had a call option and the minority shareholders had a put option to acquire / sell the balance 25% equity shares in two tranches — 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable for the first tranche of 12.5% equity shares on April 30, 2007 would amount to US$2.8 and a maximum earn-out consideration amounting to US$2.4 based on achievement of targeted revenues and profits. The consideration payable for the second tranche of 12.5% equity shares on April 30, 2008 would amount to US$2.9 and a maximum earn-out consideration amounting to US$3.7 based on achievement of targeted revenues and profits. However, with a written put on the balance 25% equity shares, Satyam Computer Services had effectively acquired 100% of Citisoft at the date of acquisition. Hence, in relation to the opening IFRS balance sheet as at April 01, 2006:

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
•	Minority interest of US$1.0 recognized in Indian GAAP, in respect of shares subject to put has been derecognized on the date of business combination treating the shares as if they had been acquired by Satyam Computer Services as a part of the business combination.

•	Consequently, goodwill is adjusted to the extent of the difference of US$10.8 between the minority interest and the fair value of put liability. Fair value of the put liability of US$11.8 represented the amount Satyam expected to pay on the date of business combination.
Subsequently, the deferred consideration has been paid on June 30, 2007. Since the revenue and profit targets have not been achieved, the earn-out consideration to be paid on April 30, 2007 is no longer payable; accordingly the goodwill amount has been adjusted.
On June 29, 2007, Satyam entered into an amendment agreement with the selling shareholders. In accordance with the amendment agreement, Satyam was required to pay a settlement consideration of US$3.5 in lieu of the outstanding deferred consideration and the difference between the settlement consideration and the outstanding deferred consideration has been recognised in the income statement. The outstanding earn-out consideration payable has been de-recognised and goodwill has been adjusted accordingly.
Satyam was also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam was required to fund a maximum of US$3.4 and US$1.7 on April 30, 2007 and 2008 respectively, based on achievement of targeted revenues and profits. Under IFRS, contribution to EBT, since required for the purpose of providing additional incentive to employees to contribute to the success of Citisoft, has been considered as compensation for post-acquisition services and hence is in the nature of employee benefit expense. Pursuant to the application of mandatory estimates exception under IFRS 1, the group recognized a liability of US$1.4 on April 01, 2006 towards expected contribution to EBT with a corresponding adjustment to retained earnings. Further, Satyam Computer Services has recognized US$1.7 in the consolidated statement of income as part of cost of revenues in respect of the EBT contribution for the year ended March 31, 2007. Pursuant to the amendment agreement, the excess liability in respect of contribution to EBT has been de-recognised.
8.1.2.	Knowledge Dynamics Pte Limited
On October 01 2005, the group acquired the entire share capital of Knowledge Dynamics Pte Limited, Singapore, (“Knowledge Dynamics”), a data warehousing and business intelligence solutions provider. The acquisition, as accounted under Indian GAAP has not been restated pursuant to the application of business combinations exemption under IFRS 1. The consideration for this acquisition aggregated to US$3.3 comprising of initial consideration of US$1.8 (including direct acquisition costs of $11 thousand) and deferred consideration of US$1.5. The entire deferred consideration of US$1.5 has been paid in two tranches of US$0.8 and US$0.7 in March 2007 and June 2007respectively.
Additionally the group was also required to pay a maximum earn-out consideration aggregating to US$1.1 and US$1.1 on April 30, 2007 and 2008 respectively based on the achievement of targeted revenues and profits from the date of acquisition up to April 30, 2007 and 2008 respectively. The group expected a pay-out as at April 01, 2006 of US$2.2 and accordingly accounted for the expected pay-out as a liability with a corresponding adjustment to goodwill as at the opening IFRS balance sheet date of April 01, 2006. However the revenue and profit targets have not been achieved, therefore the earn-out consideration has been de-recognised and adjusted against goodwill.
On July 19, 2007, the group entered into an amendment agreement with the selling shareholders. As per the amendment agreement, the group is required to pay US$0.7 to the selling shareholders in July 2007 and deferred payment of US$0.2 and a maximum earn out consideration of US$0.5 payable in May 2008 in lieu of the earn-out consideration payable in 2008. Satyam has paid US$0.7 in July 2007 and the difference between the settlement consideration and the outstanding deferred and earn-out consideration has been recognised in the income statement.
8.1.3.	Nitor Global Solutions Limited
On January 04, 2008, Satyam acquired the entire share capital of Nitor Global Solutions Limited, United Kingdom (“Nitor”), and an IT professional consultancy Services Company engaged in assisting clients in managing infrastructure programs, liaison and communications, architecture, designing, planning and deploying Microsoft technologies. The total consideration for this acquisition aggregated to approximately US$5.6 including a performance-based payment of up to US$1.5 payable over two years conditional upon achievement of specified revenue and profit targets and a service based consideration of up to US$1.2 to be accounted on accrual.
The purchase price was allocated as follows: US$0.8 to current assets, US$0.1 to non compete agreement, US$0.6 to customer contracts and relationships, US$0.2 to internally developed technology, US$0.3 deferred tax liability and the balance US$3.0 to goodwill. The goodwill has been allocated to the IT services segment.
8.1.4.	Bridge Strategy Group LLC.
On January 21, 2008, Satyam Computer Services announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of US$35.0 including a performance based payment of up to US$8.0 payable upon achievement of revenue and profit targets. The initial consideration of US$19.0 has been paid on April 04, 2008. A preliminary disclosure of the purchase price allocation is as follows:

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Details of net assets acquired and goodwill are as follows:

Amount
Purchase consideration
— Cash paid	19.0
— Deferred consideration	8.0

Total purchase consideration	27.0
Fair value of net assets acquired	1.1

Goodwill	25.9

The assets and liabilities as at April 04, 2008 provisionally determined arising from the acquisition are as follows:

		Acquiree’s
	Provisional	carrying
	fair value	amount
Cash and cash equivalents	0.2	0.2
Tangible assets	0.1	0.1
Trade and other receivables	4.0	4.0
Other assets	0.4	0.4
Trade and other payables	(3.6)	(3.6)

Net assets acquired	1.1	1.1

Amount
Purchase consideration settled in cash	19.0
Cash and cash equivalents in subsidiary acquired	0.2

Cash outflow on acquisition	18.8

8.1.5.	Computer Associate’s (“CA”) 50% stake in CA-Satyam JV:
On September 25, 2008, Satyam Computer Services acquired the remaining 50% equity held by CA Inc in its joint venture CA Satyam. The consideration for this acquisition amounted to US$1.2 of which an amount of US$0.6 was paid on September 11, 2008 and the remaining US$0.6 is payable on December 24, 2008. With this acquisition, CA Satyam has become a wholly-owned subsidiary of Satyam Computer Services. 50% of the profits up to September 25, 2008 were accounted under equity method. The results of CA Satyam’s operations have been consolidated by Satyam Computer Services from the consummation date of September 25, 2008. Goodwill amounting to US$0.1 has been recognized on the 50% equity acquired from CA Inc.
Details of net assets acquired and goodwill are as follows:

Amount
Purchase consideration
— Cash paid	0.6
— Deferred consideration	0.6

Total purchase consideration	1.2
Fair value of net assets acquired	1.1

Goodwill	0.1

The assets and liabilities as at April 04, 2008 provisionally determined arising from the acquisition are as follows:

		Acquiree’s
	Provisional	carrying
	fair value	amount
Cash and cash equivalents	—	—
Tangible assets	—	—
Trade and other receivables	0.1	0.1
Other assets	1.2	1.2
Trade and other payables	(0.2)	(0.2)

Net assets acquired	1.1	1.1

Amount
Purchase consideration settled in cash	0.6
Cash and cash equivalents in subsidiary acquired	—

Cash outflow on acquisition	0.6

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
8.2.	Investments in joint ventures

8.2.1.	Satyam Venture Engineering Services Private Limited
On October 28, 1999, Satyam entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. (Also refer Note 26(e))
8.2.2.	CA Satyam ASP Private Limited
On December 29, 2000, Satyam entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam holds 50% in CA Satyam. The joint venture was formed in January 2001, in Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 each in the joint venture. (Also refer Note 29(b))
Satyam has made an accounting policy decision of accounting for investment in joint ventures using equity method in the accounts prepared under IFRS.
The carrying values of Satyam’s investments in joint ventures as at September 30, 2008 and 2007 and as at March 31, 2008 are as shown below:

			Year ended
	Six months ended September 30,		March 31,
	2008	2007	2008
Beginning of the period	4.9	4.8	4.8
Share of post tax profits	0.2	(0.1)	0.1
Adjustment for gaining control over CA Satyam	(1.0)	—	—
Exchange differences	—	—	—

End of the period	4.1	4.7	4.9

Satyam’s share of the results of its joint ventures, all of which are unlisted, and its aggregated assets and liabilities, are as follows:

				Profit	%interest
Name	Assets	Liabilities	Revenues	After tax	held
September 30, 2008
Satyam Venture	9.6	(5.9)	4.8	0.4	50%

	9.6	(5.9)	4.8	0.4

September 30, 2007
Satyam Venture	5.9	(2.3)	8.3	(0.1)	50%
CA Satyam	1.5	(0.4)	0.9	—	50%

	7.4	(2.7)	9.2	(0.1)

March 31, 2008

Satyam Venture	7.2	(3.7)	8.8	—	50%

CA Satyam	1.7	(0.3)	1.2	0.1	50%

	8.9	(4.0)	10.0	0.1

9.	Financial instruments by category
The accounting policies for financial instruments have been applied to the line items below:

		Assets at fair
		value through
	Loans and	the profit	Available
	receivables	And loss	For sale	Total
September 30, 2008
Assets as per balance sheet
Investments in non-marketable equity securities	—	—	3.4	3.4
— Accumulated impairment	—	—	(3.4)	(3.4)
Derivative financial instruments	—	—	—	—
Trade and other receivables	673.2	—	—	673.2
Investments in bank deposits	795.1	—	—	795.1
Cash and cash equivalents	433.4	—	—	433.4

	1,901.7	—	—	1,901.7

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

	Liabilities at fair
	value through	Other
	the profit	financial
September 30, 2008	And loss	liabilities	Total

Liabilities as per balance sheet
Borrowings	—	98.6	98.6
Derivative financial instruments	72.9	—	72.9

	72.9	98.6	171.5

		Assets at fair
		value through
	Loans and	the profit	Available
September 30, 2007	receivables	and loss	for sale	Total

Assets as per balance sheet
Investments in non-marketable equity securities	—	—	4.0	4.0
— Accumulated impairment	—	—	(4.0)	(4.0)
Derivative financial instruments	—	36.0	—	36.0
Trade and other receivables	550.5	—	—	550.5
Investments in bank deposits	874.8	—	—	874.8
Cash and cash equivalents	164.3	—	—	164.3

	1,540.1	36.0	—	1,580.1

	Liabilities at
	fair value
	through the
	profit	Other financial
September 30, 2007	And loss	liabilities	Total

Liabilities as per balance sheet
Borrowings	—	48.3	48.3
Derivative financial instruments	—	—	—

	—	48.3	48.3

		Assets at fair
	Loans and	value through	Available
March 31, 2008	receivables	profit and loss	for sale	Total

Assets as per balance sheet
Investments in non-marketable equity securities	—	—	3.9	3.9
— Accumulated impairment	—	—	(3.9)	(3.9)
Derivative financial instruments	—	0.3	—	0.3
Trade and other receivables	625.8	—	—	625.8
Investments in bank deposits	894.8	—	—	894.8
Cash and cash equivalents	290.5	—	—	290.5

	1,811.1	0.3	—	1,811.4

	Liabilities at
	fair value
	through the
	profit	Other financial
March 31, 2008	And loss	liabilities	Total

Liabilities as per balance sheet
Borrowings	—	54.1	54.1
Derivative financial instruments	2.6	—	—

	2.6	54.1	54.1

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity.
Interest accrued on investment in bank deposits aggregated to US$81.0 and US$42.4 for the six months ended September 30, 2008 and 2007 respectively and US$68.1 for the year ended March 31, 2008.
10.	Deferred income tax
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same taxation authority. The offset amounts are as follows:

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

	As at September 30,		As at March 31,
	2008	2007	2008

Deferred tax asset
— recoverable within 12 months	25.3	20.9	23.1
— recoverable after more than 12 months	6.8	4.4	6.2

	32.1	25.3	29.3

Deferred tax liability
— recoverable within 12 months	(3.4)	(3.3)	(3.7)
— recoverable after more than 12 months	(6.5)	(10.8)	(8.0)

	(9.9)	(14.1)	(11.7)

Deferred tax assets (net)	22.2	11.2	17.6
The movement in deferred tax assets and liabilities during the period, without taking into consideration the offsetting of balances within the same tax jurisdictions, is as follows:

			Share of	Provision for
			profit	trade and
		Retirement	from joint	other
	Depreciation	benefits	ventures	receivables	Others	Total
At April 01, 2008	(1.1)	19.6	(0.6)	4.8	(5.1)	17.6
(Charge) / credit to the income statement	1.5	5.6	(0.1)	0.3	0.2	7.5
(Charge) / credit directly to equity	—	—	—	—	—	—
Exchange differences	0.1	(3.0)	—	(0.5)	0.5	(2.9)

At September 30, 2008	0.5	22.2	(0.7)	4.6	(4.4)	22.2

At April 01, 2007	(5.8)	12.6	(0.5)	4.0	(4.2)	6.1
(Charge) / credit to the income statement	0.9	3.7	—	—	0.1	4.7
(Charge) / credit directly to equity	—	—	—	—	(0.2)	(0.2)
Exchange differences	(0.4)	1.0	(0.1)	0.4	(0.3)	0.6

At September 30, 2007	(5.3)	17.3	(0.6)	4.4	(4.6)	11.2

At April 01, 2007	(5.8)	12.6	(0.5)	4.0	(4.2)	6.1
(Charge) / credit to the income statement	5.3	5.9	—	0.6	(0.1)	11.7
(Charge) / credit directly to equity	—	—	—	—	(0.4)	(0.4)
Exchange differences	(0.6)	1.1	(0.1)	0.2	(0.4)	0.2

At March 31, 2008	(1.1)	19.6	(0.6)	4.8	(5.1)	17.6

During the year ended March 31, 2007 deferred tax liability of US$4.3 on gain on dilution of interest in Satyam BPO has been recognised and the same has been charged directly to equity.
Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.
Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The group did not recognise deferred income tax assets of US$29.7, US$29.0 and US$30.0 on operating losses for tax purposes amounting to US$87.8, US$93.0 and US$81.9 as at September 30, 2008, September 30, 2007 and March 31, 2008 respectively on account of uncertainty in the timing of reversal of such deferred tax assets. These carry forward losses expire at various dates primarily over a period of 8 years in India and 20 years in other tax jurisdictions.
Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$45.9 and US$41.9 as of September 30, 2008 and 2007 respectively and US$43.2 as at March 31, 2008.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
11.	Trade and other receivables

	As at September 30,		As at March 31,
	2008	2007	2008

Current
Trade receivables	590.6	478.3	539.6
Other receivables	73.9	82.1	86.0
Prepaid expenses	9.6	7.3	11.2

	674.1	567.7	636.8
Provision for impairment of trade and other receivables	(40.5)	(33.5)	(38.0)

	633.6	534.2	598.8

Non-current
Other receivables	49.2	26.8	38.2
Loans and advances	—	(3.2)	—

	49.2	23.6	38.2

	682.8	557.8	637.0

Financial assets in trade and other receivables	673.2	550.5	625.8
All non-current receivables are due within ninety nine years from the balance sheet date.
Trade receivables that are due for less than six months are generally not considered impaired. In respect of trade receivables that are neither past due nor impaired, as at the reporting date, there are no indications that the customers will not meet their payment obligations.
As at September 30, 2008, trade receivables of US$156.0 (September 30, 2007: US$122.3 and March31, 2008: US$246.8) were past due but not impaired. There are no indications that these customers will not meet their payment obligations. The ageing analysis of trade receivables which are not impaired is as follows:

	As at September 30,		As at March 31,
	2008	2007	2008

Up to 6 months	136.6	119.7	228.8
more than 6 months	19.4	2.6	18.0

	156.0	122.3	246.8

As at September 30, 2008, trade receivables of US$33.8 (September 30, 2007: US$27.0 and March31, 2008: US$31.0) were impaired and provided for. The amount of the provision was US$33.8 as at September 30, 2008 (September 30, 2007: US$27.0 and March 31, 2008: US$31.0). Trade receivables are tested individually for impairment. The ageing of these receivables is as follows:

	As at September 30,		As at March 31,
	2008	2007	2008

6 to 12 months	4.2	2.2	2.0
more than 12 months	29.6	24.8	29.0

	33.8	27.0	31.0

The carrying amounts of the group’s trade receivables are denominated in the following currencies:

	As at September 30,		As at March 31,
	2008	2007	2008

US dollar	367.1	297.8	315.0
Other currencies	189.7	153.5	193.6

	556.8	451.3	508.6

The creation and release of provision for impaired receivables have been included in ‘selling, general and administrative expenses’ in the income statement.
Movements on the group provision for impairment of trade receivables are as follows:

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

As at the beginning of the period	28.7	22.1	22.9
Provision for impairment	11.3	2.7	8.5
Provision no longer required on account of amounts recovered	(3.5)	(0.7)	(2.3)
Change due to foreign currency fluctuation	(2.7)	2.9	1.9

As at the closing of the period	33.8	27.0	31.0

Movements on the group provision for impairment of other receivables are as follows:

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)

	Six month ended		Year ended
	September 30,		March 31,
	2008	2007	2008

As at the beginning of the period	7.0	5.4	5.4
Provision for impairment	0.7	0.7	1.2
Change due to foreign currency fluctuation	(1.0)	0.4	0.4

As at the closing of the period	6.7	6.5	7.0

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security.
Export packing credit and bank over draft of Satyam BPO are secured against trade receivables for the value of US$31.0 as at September 30, 2008 (September 30, 2007: US$30.1 and March 31, 2008: US$27.8) (Note16).
12.	Cash and cash equivalents
Cash and cash equivalents consist of:

	As at September 30,		As at March 31,
	2008	2007	2008

Cash in hand and at bank	433.4	164.3	290.5

	433.4	164.3	290.5

13.	Share capital

	As at September 30,		As at March 31,
	2008	2007	2008
Authorised capital
800,000,000 ordinary shares of Rs.2 (US$0.05*) per share	37.7	38.5	38.6

*	The par value in US$ has been derived based on the closing rate as at September 30, 2008(1US$=Rs.46.45).
As at September 30, 2008, 130,633,336 ordinary shares (September 30, 2007: 130,314,742 and March 31, 2008: 130,490,460 ordinary shares) of Rs.2 (US$0.05) each fully paid-up represent 65,316,668 American depository shares (September 30, 2007: 65,157,371 and March 31, 2008: 65,245,230 American depository shares).
14.	Share-based payments
Associate Stock Option Plan
In May 1998, Satyam established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted, to eligible associates. Satyam issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As at September 30, 2008, warrants (net of lapsed and forfeited) to purchase 24,152,720 equity shares have been granted to associates pursuant to ASOP since inception.
The SC-Trust, which purchases and holds ordinary shares of Satyam Computer Services (treasury shares) in connection with employee share-based payment schemes, is consolidated in Satyam’s financial statements. Any consideration paid or received by SC-Trust is accounted as detailed in Note2.14.
Associate Stock Option Plan B
In April l2000, Satyam established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 83,454,280 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As at September 30, 2008, options (net of lapsed and forfeited) to purchase 53,128,784 equity shares have been granted to associates under this plan since inception.
Associate Stock Option Plan—ADS
In May 2000, Satyam established its Associate Stock Option Plan (ADS) (the ‘ASOP(ADS)’ ) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the options at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevailing on the grant date. These options vest over a period of 1-10 years from the grant date. As at September 30, 2008, options (net of lapsed and forfeited) for 3,178,354 ADSs representing 6,356,696 equity shares have been granted to associates under the ASOP ADS since inception.
Associate Stock Option Plan—Restricted Stock Units (ASOP—RSUs)
During the Year ended March 31, 2007, the group has established a scheme “Associate Stock Option Plan—Restricted Stock Units (ASOP—RSUs)” to be administered by the Administrator of the ASOP—RSUs, a committee appointed by the

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As at September 30, 2008, options (net of lapsed and forfeited) for 3,255,357 shares have been granted under the ASOP—RSUs since inception.
Associate Stock Option Plan—RSUs (ADS) (ASOP—RSUs (ADS))
During the Year ended March 31, 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan—RSUs (ADS)” to be administered by the Administrator of the ASOP—RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan—RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As at September 30, 2008, options (net of lapsed) for 533,488 ADS representing 1,066,972 shares have been granted under the ASOP—RSUs (ADS) since inception.
Stock based compensation plan of a subsidiary of Satyam
In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:
Associate Stock Option Plan

	As at September 30,				As at March 31,
	2008		2007		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Equity	price(US$	Equity	price(US$	Equity	price(US$
	shares	per share	shares	per share	shares	per share)

As at the beginning of the period	52,000	2.04	146,200	1.69	146,200	1.69
Granted	323,000	1.86	—	—	—	—
Exercised	(96,900)	1.52	—	—	(94,200)	1.69
Forfeited	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

As at the end of the period	278,100	1.95	146,200	1.69	52,000	2.04

Exercisable at the end of the period	—	—	17,600	1.72	—	—
Associate Stock Option Plan B

	As at September 30,				As at March 31,
	2008		2007		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Equity	price(US$	Equity	price(US$	Equity	price(US$
	shares	per share	shares	per share	shares	per share)

As at the beginning of the period	15,641,127	4.18	19,976,210	3.89	19,976,210	3.89
Granted	—	—	—	—	—	—
Exercised	(2,607,608)	3.65	(1,248,498)	4.08	(2,866,407)	4.04
Forfeited	(286,221)	3.96	(856,818)	4.52	(1,424,297)	4.49
Lapsed	—	—	(34,109)	6.20	(44,379)	5.79

As at the end of the period	12,747,298	3.58	17,836,785	4.20	15,641,127	4.18

Exercisable at the end of the period	11,562,846	3.76	10,738,385	4.21	10,429,602	4.32

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Associate Stock Option Plan—ADS

	As at September 30,				As at March 31,
	2008		2007		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Equity	price(US$	Equity	price(US$ per	Equity	price(US$
	shares	per share	shares	share)	shares	per share)

As at the beginning of the period	2,566,236	5.36	2,922,128	4.89	2,922,128	4.89
Granted	—	—	—	—	—	—
Exercised	(142,876)	3.06	(105,270)	3.18	(280,988)	3.57
Forfeited	—	—	(32,312)	5.50	(73,424)	8.12
Lapsed	—	—	(1,480)	2.96	(1,480)	2.94

As at the end of the period	2,423,360	4.71	2,783,066	5.37	2,566,236	5.36

Exercisable at the end of the period	2,258,142	4.42	2,209,758	4.70	2,180,892	4.84
Associate Stock Option Plan — Restricted Stock Units (ASOP—RSUs)

	As at September 30,				As at March 31,
	2008		2007		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Equity	price(US$	Equity	price(US$ per	Equity	price(US$
	shares	per share	shares	share)	shares	per share)

As at the beginning of the period	3,150,202	0.05	3,293,140	0.05	3,293,140	0.05
Granted	61,500	0.05	53,000	0.05	159,000	0.05
Exercised	(238,237)	0.05	—	—	(120,449)	0.05
Forfeited	(76,794)	0.05	(91,290)	0.05	(181,489)	0.05
Lapsed	—	—	—	—	—	—

As at the end of the period	2,896,671	0.05	3,254,850	0.05	3,150,202	0.05

Exercisable at the end of the period	463,963	0.05	—	—	662,107	0.05
Associate Stock Option Plan—RSUs (ADS) (ASOP—RSUs (ADS))

	As at September 30,				As at March 31,
	2008		2007		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Equity	price(US$	Equity	price(US$	Equity	price(US$
	shares	per share	shares	per share)	shares	per share)

As at the beginning of the period	499,430	0.05	473,240	0.05	473,240	0.05
Granted	564,526	0.05	65,000	0.05	87,000	0.05
Exercised	(19,934)	0.05	—	—	(15,440)	0.05
Forfeited	(12,424)	0.05	(23,560)	0.05	(45,370)	0.05
Lapsed	—	—	—	—	—	—

As at the end of the period	1,031,598	0.05	514,680	0.05	499,430	0.05

Exercisable at the end of the period	88,408	0.05	—	—	92,292	0.05
The options under the above plans were exercised on a regular basis through out the period. The weighted average price of one equity share of Satyam Computer Services on NSE on exercise dates was Rs. 414.17 (equivalent US$8.9) and Rs. 466.36 (equivalent US$11.7) for the six months ended September 30, 2008 and 2007 respectively and was Rs. 413.43 (equivalent US$10.3) during the year ended March 31, 2008. The weighted average ADS (representing two equity shares) price of Satyam Computer Services on NYSE on exercise dates was US$23.31 and US$25.59 for the six months ended September 30, 2008 and 2007 respectively and US$24.73 during the year ended March 31, 2008.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Stock based compensation plan of Satyam BPO

	As at September 30,				As at March 31,
	2008		2007		2008
		Weighted		Weighted
		average		average		Weighted
		exercise price		exercise		average
	Equity	(US$ per	Equity	price (US$	Equity	e price (US$
	shares	share)	shares	per share)	shares	per share)

As at the beginning of the period	639,750	1.86	998,702	1.86	998,702	1.86
Granted	—	—	—	—	—	—
Exercised	—	—	(286,952)	1.98	(358,952)	2.02
Forfeited	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

As at the end of the period	639,750	1.86	711,750	1.81	639,750	2.00

Exercisable at the end of the period	—	—	—	—	—	—
During the year ended March 31, 2008, an Employee Stock Option Exercises and Share Transfer Agreement was entered into between Satyam Computer Services, Satyam BPO and certain employees of Satyam BPO holding vested options of Satyam BPO. Issue of shares by Satyam BPO consequent to the exercise of options by the employees, has resulted in a dilution of owner ship interest of Satyam Computer Services in Satyam BPO. The shares issued to the employees are at amounts per share higher than Satyam Computer Services average cost per share.
Information in relation to Satyam Computer Services about number of equity shares representing stock options outstanding as at September 30, 2008:

		Outstanding				Exercisable
		Weighted		Average		Weighted
Range of		average		remaining	Equity shares	average		Equity shares
Exercise Price		exercise price		contractual	arising out of	exercise price		arising out of
(per equity share)		(per share)		life	options	(per share)		options

Rs.2.00	$0.04	Rs.	2.53			Rs.	2.32
Rs.4.00	$0.09		$0.05	6.12years	3,928,269		$0.05	552,371

Rs.61.49	$1.32	Rs.	107.50			Rs.	111.16
Rs.141.57	$3.05		$2.31	2.56years	1,914,889		$2.39	1,636,789

Rs.141.58	$3.05	Rs.	190.81			Rs.	189.15
Rs.327.81	$7.06		$4.11	3.42years	11,912,889		$4.07	10,728,457

Rs.327.82	$7.06	Rs.	510.98			Rs.	505.95
Rs.716.06	$15.42		$11.22	3.33years	1,620,960		$10.89	1,455,742

The numbers in US$ in the above tables have been translated using the closing exchange rate as at September 30, 2008 1US$= Rs 46.45
There are no grants with the exercise price in the range of Rs. 4.01-Rs. 61.48 (US$0.10-US$1.31).
Satyam issues new shares to satisfy share option exercise. Cash received from option exercises aggregated to US$10.4 and US$3.1 for the six months ended September 30, 2008 and 2007 respectively and US$10.3 for the Year ended March 31, 2008.
The weighted average fair value of options granted during six months ended September 30,2008 determined using the Black- Scholes valuation model was US$11.5 per option (September 30, 2007: US$11.4 and March 31, 2008 : US$11.7 per option). The following table gives the weighted-average assumptions used to determine fair value:

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Weighted average share price on grant date	$12.20	$16.93	$14.6
Dividend yield	1.15%	0.78%	0.78%
Expected volatility	42.38%	56.64%	56.64%
Risk-free interest rate	9.42%	8.00%	8.00%
Grant date expected term (in years)	3.00	3.89	2.51
Expected term: The expected term represents the period that stock-based awards are expected to be out standing and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behaviour.
Risk-free interest rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Expected volatility: The fair values of stock-based payments were valued using a volatility factor based on the historical stock prices of Satyam Computer Services.
Expected dividend: The Black-Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated pre-vesting for features: When estimating forfeitures, Satyam Computer Services considers voluntary termination behaviour. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock- based awards vest.
15.	Preference shares issued by Satyam BPO
Satyam BPO issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs.10 (US$0.23) per share in October 2003 and June 2004 respectively to Olympus BPO Holdings Limited and Intel Capital Corporation (“the investors”) at an issue price of Rs.10 (US$0.23) per share, in exchange for an aggregate consideration of US$20.
As per the agreement, these preference shares were mandatory convertible into equity shares of Satyam BPO no later than June 2006, if Satyam BPO achieved certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits were not achieved by Satyam BPO along with other triggering events, the investors had an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement occurred during the period January 2004 to December 2004, the investors waived the right of early redemption. Further Satyam BPO did not achieve the targeted revenues and profit up to March 2006. If not converted, early converted or early redeemed, these convertible preference shares were redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% and 13.5% per annum. Satyam had guaranteed the payment of all sums payable by Satyam BPO to the investors on redemption of the said preference shares.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the investors and Satyam BPO. Out of the total preference shares, fifty percent of the preference shares would be redeemed for US$13.6 at the target date on May 21, 2007 and the remaining fifty percent would get converted into equity shares of Satyam BPO based on the terms of the existing subscription agreement. Accordingly, Satyam BPO received a notice of conversion of fifty percent of preference shares into equity shares, from the investors, on December 01, 2006. In January 2007, 45,505,000 preference shares were converted into 6,422,267 equity shares of Satyam BPO.
Further as per the SPRA Agreement, Satyam Computer Services agreed to purchase and the investors agreed to sell the said equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of US$35.0 to maximum of US$45.0 and if an acceleration event occurs, the purchase price would equal US$45.0. If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than US$35.0 and if an acceleration event occurs, the purchase price shall not be less than US$45.0. This was subject to fulfilment of terms and conditions specified in the agreement. As at March 31, 2007 an acceleration event occurred.
During the year ended March 31, 2008, Satyam Computer Services obtained the necessary approvals and a forward liability was recorded at US$46.5 with a corresponding adjustment to retained earnings. The additional consideration was on account of delay in transaction closing beyond the target date. The consideration paid to the investors was adjusted against the forward liability.
16.	Borrowings

	As at September 30,		As at March 31,
	2008	2007	2008

Current portion
Promissory note	29.7	—	—
Vehicle loans	2.5	2.4	2.4
Bank overdraft	0.3	18.0	22.4
Working Capital Loan	32.8	—	—
External Commercial Borrowings	9.6	—	—
Export packing credit	5.0	3.0	4.3
Interest accrued but not due	0.2	0.2	0.2

	80.1	23.6	29.3

Non-current portion
Promissory note	14.4	—	—
Vehicle loans	4.1	3.4	3.7
Working capital loan	—	10.8	10.7
External commercial borrowings	—	10.5	10.4

	18.5	24.7	24.8

Total borrowings	98.6	48.3	54.1

Export packing credit and bank overdraft of Satyam BPO are secured by a charge on trade receivables. Working capital loan and external commercial borrowings of Satyam BPO are secured by a charge on movable and immovable assets of Satyam BPO. Satyam Computer Services has given a corporate guarantee to the bank on the above borrowings.
During the six months ended September 30, 2008 a non interest bearing promissory note for US$50.0 was issued in favour of Caterpillar Inc. towards acquisition of MRCA assets. The present value of the outstanding obligation amounted to US$44.1 as at September 30, 2008.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
Aggregate maturities of the borrowings are as follows:

	As at September 30,		As at March 31,
	2008	2007	2008

On demand or within one year	80.1	23.6	29.3
In one to three years	18.4	24.5	24.6
In three to five years	0.1	0.2	0.2

	98.6	48.3	54.1

The carrying amounts of the group’s borrowings are denominated in the following currencies:

	As at September 30,		As at March 31,
	2008	2007	2008

US dollar	58.7	10.5	10.4
Indian rupees	39.9	37.8	43.7

	98.6	48.3	54.1

17.	Retirement benefit obligation

	As at September 30,		As at March 31,
	2008	2007	2008

Gratuity	18.1	15.6	17.8
Compensated absences	47.9	35.7	40.4

	66.0	51.3	58.2

The amounts recognised towards gratuity in the balance sheet are determined as follows:

	As at September 30,		As at March 31,
	2008	2007	2008

Present value of unfunded obligation	18.1	15.6	17.8
Amounts in the Balance sheet
— Liabilities	18.1	15.6	17.8
— Assets			—

	18.1	15.6	17.8

The movement in the defined benefit obligation of gratuity over the period is as follows:

	Six months ended
	September 30,		Year ended March 31,
	2008	2007	2008

Opening defined benefit obligation	17.8	11.00	11.0
Current service cost	4.0	1.2	3.3
Interest cost	0.7	0.5	0.9
Actuarial losses/ (gains)	(1.3)	2.8	3.0
Benefits paid	(0.4)	(0.9)	(1.3)
Effect of exchange rate changes	(2.7)	1.0	0.9

Closing defined benefit obligation	18.1	15.6	17.8

The amounts recognised in the income statement in respect of gratuity are as follows:

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Current service cost	4.0	1.2	3.3
Interest cost	0.7	0.5	0.9
Actuarial loss	(1.3)	2.8	3.0

	3.4	4.5	7.2

Of the total charge related to gratuity, US$2.7(September 30, 2007: US$3.6 and March 31, 2008: US$5.8) and US$0.7 (September 30, 2007: US$0.9 and March 31, 2008: US$1.4) were included in ‘cost of revenue’ and ‘selling, general and administrative expenses ’respectively.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
The principal actuarial assumptions used were as follows:

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Discount rate	8.9%	8.0%	7.5%
Long term rate of compensation increase	7.0%	7.0%	7.0%
Mortality rates at various age-groups
18 years	0.000919	0.000919	0.000919
23 years	0.001090	0.001090	0.001090
28 years	0.001166	0.001166	0.001166
33 years	0.001246	0.001246	0.001246
38 years	0.001721	0.001721	0.001721
43 years	0.002602	0.002602	0.002602
48 years	0.004243	0.004243	0.004243
53 years	0.007116	0.007116	0.007116
58 years	0.011025	0.011025	0.011025
18.	Trade and other payables

	As at September 30,		As at March31,
	2008	2007	2008

Trade payables	22.8	22.6	27.5
Accruals	106.4	63.6	83.0
Other payables	35.4	7.1	8.9

	164.6	93.3	119.4

19.	Expenses by nature

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Employee benefit expense (Note 20)	772.6	593.5	1,317.2
Travel costs	76.3	73.9	153.6
Depreciation and amortisation	26.2	18.7	40.3
Legal and professional charges	26.7	22.3	50.8
Rent	25.3	16.2	37.3
Communication	13.0	14.1	28.8
Marketing expenses	8.5	7.1	15.5
Auditors’ remuneration	0.4	0.4	1.0
Other expenses	71.5	37.8	82.1

Total	1,020.5	784.0	1,726.6

Of which
Cost of revenue	779.3	621.4	1,357.3
Selling, general and administrative expenses	241.2	162.6	369.3

Total	1,020.5	784.0	1,726.6

20.	Employee benefit expense

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Salaries and bonus	704.4	535.8	1,185.5
Defined contribution plans	48.6	36.3	90.9
Retirement benefit plans	3.4	4.5	7.2
Staff welfare expenses	6.2	2.9	6.6
Share-based compensation expense	7.5	12.2	23.0
Fringe benefit tax	2.5	1.8	4.0

	772.6	593.5	1,317.2

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
21.	Finance income and costs

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Finance income
— Interest on bank deposits	31.7	33.2	67.4

Finance cost
— Interest on borrowings	3.5	1.6	3.8
— Other finance charges	2.1	2.1	3.2

	5.6	3.7	7.0

Net finance income	26.1	29.5	60.4

22.	Other Income

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Gains/(losses) on foreign exchange forward and option contracts	(91.5)	33.8	9.0
Miscellaneous income	0.8	0.4	2.2

	(90.7)	34.2	11.2

23.	Income tax expense

	Six months ended		Year ended
	September 30,		March 31,
	2008	2007	2008

Current tax	36.3	30.7	64.2
Deferred tax (Note 10)	(7.5)	(4.7)	(11.7)

	28.8	26.0	52.5

The tax on Satyam’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Six months ended		Year ended
	September 30,		March31,
	2008	2007	2008

Net income before taxes	290.0	220.6	474.3
Enacted tax rates in India	33.99%	33.99%	33.99%

Computed tax expense	98.5	75.0	161.2
Tax effect due to non-taxable export income	(76.9)	(54.1)	(119.9)
Difference arising from different tax rates in other tax jurisdictions	1.7	1.6	6.4
Share-based compensation (non-deductible)	0.3	0.5	0.9
Losses of subsidiaries	2.6	0.1	1.4
Effect of tax rate change	—	(0.1)	0.1
Others	2.6	3.0	2.4

Income taxes recognized in the statement of income	28.8	26.0	52.5

The current provision for income taxes, net of payments, was US$32.1 and US$28.3 for the six months ended September 30, 2008 and 2007 respectively and US$30.0 for the year ended March 31, 2008. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by offsite and onsite centres, principally in the United States. Satyam benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam which is below statutory tax rates. In the case of the various registered STP units of Satyam Computer Services, these exemptions expire starting from fiscal 2006 through fiscal 2010. The subsidiaries in the Satyam group are subject to income taxes of the countries in which they operate.
24.	Earnings per share
Basic earnings per share is computed on the basis of the weighted average number of shares outstanding. Allocated but unvested or unexercised shares held by SC-Trust not included in the calculation of weighted-average shares outstanding for basic earnings per share were 278,100 and 146,200 as of September 30, 2008 and 2007 respectively and 52,000 as of March 31,2008. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method. In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
calculations. Such shares aggregated to 2,104,780 and 2,149,680 as of September 30, 2008 and 2007 respectively and 2,149,680 as at March 31, 2008.
The components of basic and diluted earnings per share were as follows:

	Six months ended		Year ended
	September 30,		March31,
	2008	2007	2008

Earnings attributable to ordinary shareholders	261.0	194.6	421.8
Equity Shares (in million)
Average outstanding shares	670.1	665.5	666.4
Dilutive effect of Associate Stock Options	11.3	14.1	13.0
Share and share equivalents	681.4	679.6	679.4
Earnings per share
Basic	0.39	0.29	0.63
Diluted	0.38	0.29	0.62
25.	Dividend distribution
Cash dividend aggregating to US$44.9 and US$48.4 during the six months ended September 30, 2008 and 2007 and US$68.3 during the year ended March 31, 2008 was paid to equity shareholders.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in the stand-alone financial statements of Satyam prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with IFRS may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP, the retained earnings available for distribution to equity shareholders were US$1,490.8 and US$1,287.3 as of September 30, 2008 and 2007 respectively and US$1,505.8 as at March 31, 2008.
Under the Companies Act, 1956 of India dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.
26.	Commitments and contingencies
a)	Operating and finance lease commitments — Satyam as lessee
Satyam has certain operating leases for land, office premises and guesthouses. Rental expense aggregated to US$25.3 and US$16.2 for the six months ended September 30, 2008 and 2007 respectively and US$37.3 for the year ended March 31, 2008.
Future minimum annual lease commitments for non-cancellable lease arrangements, including those leases for which renewal options may be exercised, are as below.

	As at September30,		As at March31,
Operating lease commitments	2008	2007	2008

Not later than 1 year	24.2	5.2	17.5
Later than 1 year and not later than 5 years	71.2	4.7	68.3
Later than 5 years	7.0	0.6	13.3

	102.4	10.5	99.1

	As at September 30,		As at March31,
Finance lease commitments	2008	2007	2008

Not later than 1 year	3.7	—	—
Later than 1 year and not later than 5 years	14.4	—	—
Later than 5 years	0.6	—	—

	18.7	—	—

b)	Capital commitments
Contractual commitments for capital expenditure pending execution are US$106.0 and US$77.5 as at September 30, 2008 and 2007 respectively and US$101.0 as at March 31, 2008. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.
c)	Bank guarantees
Bank guarantees outstanding are US$43.7 and US$27.2 as at September 30, 2008 and 2007 respectively and US$26.0 as at March 31, 2008. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Satyam Computer Services Limited
(All amounts in ‘US$ in million’ except per share data and as otherwise stated)
d)	Claims against venturers—Venture Global Engineering LLC, USA
Satyam Computer Services entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, Satyam Computer Services filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of Satyam Computer Services which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. Satyam believes that this will not have an adverse effect on results of operations, financial condition and cash flows.
e)     Claims against Satyam Computer Services not acknowledged as debts includes income tax and sales tax matters under dispute — US$7.3 million and US$5.3 as on September 30 , 2008 and 2007 respectively and US$7.0 million as on March 31, 2008
27.	Related party transactions
a)	Transactions involving services

	Six months ended		Year ended
	September 30,		March31,
	2008	2007	2008

Infrastructure and other services provided by Satyam to
Satyam Venture	2.3	0.1	0.3
CA Satyam	—	0.1	0.1

	2.3	0.2	0.4

Infrastructure and other services received by Satyam from
Satyam Venture	2.4	2.4	6.8
CA Satyam	—	—	2.6

	2.4	2.4	9.4

b)	Key management compensation

	Six months ended		Year ended
	September 30,		March31,
	2008	2007	2008

Salaries and other short-term employee benefits	3.4	2.2	5.5
Termination benefits	—	—	—
Post-employment benefits	—	—	—
Other long-term benefits	0.2	—	—
Share-based payments	0.8	1.8	2.7

	4.4	4.0	8.2

c)	Period-end balances arising from transactions involving services

	As at September 30,		As at March31,
	2008	2007	2008
Satyam Venture	1.8	(3.4)	(1.8)

	1.8	(3.4)	(1.8)

d)	Loans and advances to key management personnel

	Six months ended		Year ended
	September 30,		March31,
	2008	2007	2008

At the beginning of the period	—	0.1	0.1
Advances during the period	0.3	—	0.1
Repayments during the period	(0.3)	—	(0.2)

At the end of the period	—	0.1	—

Advances to the key management personnel are interest free advances. No provision has been required for such loans.
28.	Events after the balance sheet date
Satyam Computer Services acquired S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of US$35.5 comprising of an up-front, deferred guaranteed and deferred retention payments.